October 17, 2019

Paul DiPerna
Chief Executive Officer
Modular Medical, Inc.
800 West Valley Parkway, Suite 203
Escondido, California 92025

       Re: Modular Medical, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed October 8, 2019
           File No. 333-232377

Dear Mr. DiPerna:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 26, 2019 letter.

Form S-1 amended October 8, 2019

Pre-Commercialization Steps, page 3

1. We note your disclosure that you expect that the pre-submission conference with the FDA will be conducted near the end of the third quarter of 2019. Please update your disclosure, and include any material reasons for any delay.
Government Regulations, page 32

2. We note your response to prior comment 2; however, where you attribute statements in your prospectus to your consultants as you do here and on page 2, the consultants' consent should be filed as an exhibit to your registration statement.
 Paul DiPerna
Modular Medical, Inc.
October 17, 2019
Page 2

       You may contact Gary Newberry at 202-551-3761 or Lynn Dicker, Senior Accountant, at
202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3601 or Russell Mancuso, Branch Chief, at
202-551-3617 with any other questions.



                                                         Sincerely,
FirstName LastNamePaul DiPerna
                                                         Division of
Corporation Finance
Comapany NameModular Medical, Inc.
                                                         Office of Life
Sciences
October 17, 2019 Page 2
cc:       Lawrence G. Nusbaum, Esq.
FirstName LastName